UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, October 5, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

The Board of Directors of Banco Bradesco S.A., in meeting held on 10.4.2004, resolved:

  to record the resignation submitted by Mr. Dorival Antônio Bianchi to the office as Board of Directors’ Member as well as those positions held in the Internal Control and Compliance Committee, Audit and Compensation Committees;

  to appoint and designate as the Audit Committee’s Coordinator, in replacement of Mr. Dorival Antônio Bianchi, Mr. Mário da Silveira Teixeira Júnior, a Brazilian citizen, married, bank employee, Identity Card (RG) no. 3.076.007-0/SSP-SP, Individual Taxpayer’s Register (CPF) no. 113.119.598/15, domiciled in Cidade de Deus, Vila Yara, Osasco, SP, graduated in Civil Engineering and Business Administration. Mr. Teixeira initiated career at Bradesco Organization in 1971, at Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where he was Director between March 1983 and January 1984, and then being transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A. At Bradesco, he was elected as Department Director in January 1984, Managing Director in March 1992 and Vice-Chief Executive Officer in March 1998, Member of the Board of Directors between March 1999 and July 2001, when he resigned to preside Bradespar S.A., a company organized in view of Banco Bradesco’s split-off. He was forwarded again to the Bank’s Board in March 2002, office held up to date. He also participates in the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil and Bradesco de Seguros S.A., and he is Member of the Governing Board and Managing Director of Fundação Bradesco. In addition to these activities, he is Member, amongst others, of the Board of Directors of Bradespar S.A., VBC Energia S.A., Companhia Paulista de Força e Luz - CPFL; Vice-Chairman of Companhia Vale do Rio Doce’s Board of Directors; Voting Member of the Board of Directors of Banco Espírito Santo de Investimento S.A., headquartered in Lisbon - Portugal. He was Vice-Chief Executive Officer of ANBID – Brazilian Association of Investment Banks and Member of the Board of Directors of ABRASCA –Brazilian Association of Listed Companies.

  The member appointed shall have a term office up to the 1st Board of Directors’ Meeting to be held after the 2005 Annual General Meeting, and his name submitted for ratification on the part of the Brazilian Central Bank.

  to designate as Internal Control and Compliance Committee’s Coordinator, Mr. Mário da Silveira Teixeira Júnior.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 05, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.